Exhibit 4.2

Cizzle Brands Ltd.

Consolidated Financial Statements

From the date of incorporation (January 10, 2024) to July 31, 2024

Independent Auditor's Report

To the Shareholders of Cizzle Brands Ltd.:

Opinion

We have audited the consolidated financial statements of Cizzle Brands Ltd. and its subsidiary (the "Company") for the period from the date of incorporation (January 10, 2024) to July 31, 2024, which comprise the consolidated statement of financial position as at July 31, 2024, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the period from the date of incorporation (January 10, 2024) to July 31, 2024, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at July 31, 2024, and its consolidated financial performance and its consolidated cash flows for the period from the date of incorporation (January 10, 2024) to July 31, 2024 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Company incurred a net loss and negative cash flows from operations during the period from the date of incorporation (January 10, 2024) to July 31, 2024and as of that date, the Company had an accumulated deficit. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

MNP LLP

1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Toronto, Ontario	Chartered Professional Accountants
December 16, 2024	Licensed Public Accountants

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

Cizzle Brands Ltd.

Consolidated Statement of Financial Position

As at July 31, 2024

(expressed in Canadian Dollars)

	Notes	As at July 31, 2024
ASSETS
Current Assets
Cash		$1,519,516
Trade Receivables	5	1,303,433
Prepaids	6	2,911,877
Inventory	7	1,376,990
Other Current Assets		108,939
Total Current Assets		7,220,755

Non Current Assets
Property and Equipment	8	159,335
Right of Use Assets	11	154,194
Intangible Asset	9	4,750,000
TOTAL ASSETS		$12,284,284

LIABILITIES
Current Liabilities
Accounts Payable and Accrued Liabilities	10	$1,409,619
Current Portion of Lease Liabilities	11	63,158
Total Current Liabilities		1,472,777

Non-Current Liabilities
Lease Liabilities	11	88,298
Total Liabilities		1,561,075

Shareholders' Equity
Common Shares	13	12,888,852
Warrant Reserve	14	1,598,790
Contributed Surplus	15	793,058
Deficit		(4,557,491)
Total Shareholders' Equity		10,723,209

TOTAL LIABILITIES & EQUITY		$12,284,284

Going concern (Note 2a)

Subsequent Events (Note 20)

Approved by the Board of Directors

/s/ John Celenza	/s/ Ronan Levy
Name John Celenza	Name Ronan Levy
Director	Director

Cizzle Brands Ltd.

Consolidated Statements of Loss and Comprehensive Loss

For the period from January 10, 2024 (date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

		For the period from
		January 10, 2024 (the date of incorporation)
	Notes	to July 31, 2024
Net Sales		$2,072,317

Cost of Sales		(894,988)
Gross Profit		1,177,329

Expenses
Marketing		1,026,778
Selling, General and Administrative	16	3,601,316
Share Based Compensation	15	793,058
Foreign Exchange Loss		27,189
Depreciation and Amortization	8, 9, 11	286,479
Total Expenses		(5,734,820)

Loss before income taxes		(4,557,491)
Provision for taxes	17	-
Net Loss and Comprehensive Loss		(4,557,491)

Cizzle Brands Ltd.

Consolidated Statement of Shareholders’ Equity

For the period from January 10, 2024 (date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

		Common Shares		Warrants	Contributed	Accumulated	Total Equity
	Notes	Number	Dollar	Reserve	Surplus	Deficit	(Deficiency)
Balance as at January 10, 2024		-	$-	$-	$-	$-	$-
Proceeds from Capital Raise	13	176,942,770	13,450,254	-	-	-	13,450,254
Warrants	14	-	-	1,680,344	-	-	1,680,344
Share Issuance Costs	13, 14	-	(561,402)	(81,554)	-	-	(642,956)
Share Based Compensation	15	-	-	-	793,058	-	793,058
Net Loss and Comprehensive Loss		-	-	-	-	(4,557,491)	(4,557,491)
Balance as of July 31, 2024		176,942,770	$12,888,852	$1,598,790	$793,058	$(4,557,491)	$10,723,209

Cizzle Brands Ltd.

Consolidated Statement of Cashﬂow

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

	Notes	January 10, 2024 (the date of incorporation) to July 31, 2024
Cashflow from Operating Activities
Net Loss		$(4,557,491)
Depreciation of property and equipment	8	8,312
Depreciation of right of use assets	11	28,167
Depreciation of intangible asset		250,000
Share based compensation	15	793,058
Changes In non-cash working capital wtems
Trade receivable	5	(1,303,433)
Other current assets		(3,020,816)
Inventory	7	(1,376,990)
Accounts payable and accrued liabilities	10	1,409,619
Net cash flows used in by operating activities		(7,769,574)

Cashflow from Financing Activities
Issuance of units, net of issuance costs	13, 14	14,487,642
Lease payments	11	(30,905)
Net cash flows provided by financing activities		14,456,737

Cashflow from Investing Activities
Purchase of property and equipment	8	(167,647)
Purchase of intangibles	9	(5,000,000)
Net Cash Flows used in by Investing Activities		(5,167,647)

Net increase in cash		1,519,516

Cash, beginning of period		-

Cash, end of period		$1,519,516

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Cizzle Brands Ltd ("Cizzle Brands", "Cizzle", the "Company") is a company that is elevating the game in health & wellness. Its first product, CWENCH Hydration is a hydration solution available in Canada, the United States, and other countries. This product was developed through collaboration and testing with athletes and trainers from various sports.

The address of the Company's corporate office is 35 McCleary Court, Unit 21, Concord, ON, L4K 3Y9.

Cizzle Brands Ltd was incorporated on January 10, 2024 in the Province of Ontario.

2.	BASIS OF PRESENTATION

a.	Going concern

These consolidated financial statements (the "financial statements") have been prepared on a going concern basis in accordance with International Financial Reporting Standards ("IFRS") as issued by International Accounting Standards Board (IASB). The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. During the period from January 10, 2024 (date of incorporation) to July 31, 2024, the Company incurred a comprehensive loss of $4,557,491 and negative cash flows from operations of $7,769,574. The Company has an accumulated deficit of $4,557,491.

There remains a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. These financial statements do not include adjustments to the recoverability and classification of recorded assets and liabilities and related expenses that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material.

The Company's ability to continue as a going concern is highly dependent upon the Company's ability to obtain the ongoing support of its creditors, lenders and investors, obtain profitable operations, generate significant sales and/or raise additional capital. These financial statements do not reflect adjustments in the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments would be material.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

b.	Statement of Compliance

The policies applied in these annual financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS) and issued by the International Accounting Standards Board ("IASB").

The financial statements were authorization for the issuance by the Board of Directors on December 16, 2024.

c.	Basis of Measurement

These financial statements have been prepared on a historical cost basis and are presented in Canadian dollars, which is the functional and presentation currency of the Company and its subsidiary.

d.	Basis of Consolidation

The financial statements include the accounts of the Company and its wholly owned subsidiary. The chart below summarizes the entities included in the consolidated financial statements as at July 31, 2024. As the Company was incorporated on January 10, 2024, there is no prior year comparable financial information.

Entity Name	Place of Incorporation	Ownership	Functional Currency
Cizzle Brands Ltd.	Ontario, Canada	Parent	Canadian Dollars
Cizzle Brands Inc.	Ontario, Canada	Wholly owned subsidiary of Cizzle Brands Ltd	Canadian Dollars

e.	Functional currency and foreign currency translation

These consolidated financial statements are presented in Canadian dollars, which is also the parent and subsidiary's functional currency. Transactions in foreign currencies are translated into the functional currency of the relevant parent/subsidiary company using the exchange rate in effect on the transaction date. Foreign exchange gains and losses resulting from the settlement of such transactions and the remeasurement of monetary items at the reporting date exchange rate are recognized in a net loss. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction. The functional currency of the subsidiary remains unchanged during the reporting period.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

3.	MATERIAL ACCOUNT POLICIES

a.	Cash

Cash represents cash deposits held at financial institutions. Cash is held at major financial institutions and is subject to credit risk to the extent it exceeds federal deposit insurance limits.

b.	Revenue recognition

IFRS 15 has been applied to all contracts applying the following steps:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when the Company satisfies the performance obligations.

Revenue is recognized at the point of shipment under freight on board ("FOB") terms or as agreed in the contract with the customer. Cizzle ensures that products are defect-free upon arrival, but once shipped, the transaction is locked, and no further changes are allowed. The Company will also make an allowance to account for potential lost shipments or returns based on historical data and trends. While the current estimate for such occurrences is zero due to the infrequent nature of lost shipments, this will be monitored regularly. Should the frequency of lost shipments or returns increase, appropriate adjustments will be made to reflect these changes in revenue recognition, ensuring that the transfer of control is accurately represented.

The Company's sales and performance obligation occurs as at a point in time. The amounts recognized as revenue represent the fair value of the consideration received or receivable from third parties on the sales of goods, net of goods and services taxes and less returns, discounts, and allowances at which time there are no conditions for the payment to become due other than the passage of time.

c.	Refunds

The Company's refund policy stipulates that once an order has been shipped, customers cannot return or modify their order unless a defect is reported. The Company ensures all products are defect-free prior to shipment through rigorous quality control processes. In the rare event a defect is reported upon delivery, the Company reviews the claim to determine eligibility for a refund or replacement. Given this robust policy and process, the Company does not record provisions for refunds, as the likelihood of material refunds is considered remote.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

d.	Prepaids

Prepaid expenses are recognized as current assets in the financial statements and are either expensed or reclassified to the appropriate asset category as the related benefits are realized, in accordance with the accrual basis of accounting under IFRS.

e.	Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is determined using a weighted average cost method and includes expenditures incurred in acquiring the inventories and bringing them to their existing location and condition to sell. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. If the net realizable value is less than cost, inventories are written down. If the net realizable value subsequently increases, a reversal of the loss initially recognized is applied to cost of sales.

Cizzle Brands inventory include raw materials, and finished product held for sale in the ordinary course of business.

f.	Property and equipment

Property and equipment are stated at acquisition cost less accumulated depreciation and impairment losses. Depreciation is provided over the estimated useful lives of the assets using the following annual rates and term:

Computer Equipment	3 years	Straight Line
Office Equipment	5 years	Straight Line
Leasehold Improvements	3 years	Straight Line

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the general and administrative expenses. The asset residual values, useful lives and methods of amortization are reviewed at each reporting period and adjusted prospectively if appropriate.

Property and equipment are reviewed at each reporting date to determine whether events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any such indication exists, then the assets or CGU's ("Cash Generating Unit") recoverable amount is estimated. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount (fair value less cost to sell). An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

There have been no impairment losses recognized the current period.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

g.	Intangible assets

Intellectual Property

On January 25, 2024, the Company acquired 100% of Cizzle Brands Inc. for $5 million. An Intangible Asset was recognized in the financial statements for the formulations acquired through this transaction. As there no business combination and thereby, was no purchase price allocation (PPA) conducted to separately identify and value intangible assets, the full amount of the excess purchase price has been classified as intangible assets.

The Company will amortize the intellectual property over a 10-year period, on a straight-line basis, reflecting the expected benefit period of the acquisition. The amortization expense will be recognized quarterly in the statement of operations.

Management will regularly review the carrying amount of intellectual property to determine if any impairment indicators exist. If necessary, the company will perform an impairment test and recognize an impairment loss in accordance with applicable accounting standards.

h.	Impairment of non-financial assets

Non-financial assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In addition, non-financial assets that are not amortized are subject to an annual impairment assessment. Any impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount in earnings of continuing or discontinued operations, as appropriate. As of July 31, 2024 no impairment of non-financial assets was recorded.

i.	Lease accounting

The Corporation has a lease agreement for its office. The determination of whether an arrangement is, or contains a lease is based on the right to control an identified asset over the term of the arrangement. Qualifying leases are recorded as a right-of-use ("ROU") asset for the right to use the underlying asset, and a lease liability for the obligation to make lease payments in the consolidated statements of financial position. Lease payments associated with low value leases and leases with a term of under twelve months are expensed.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

At the commencement date of a lease, a ROU asset is recognized at cost and depreciated on a straight-line basis over the term of the agreement. ROU assets measured at cost are comprised of the initial lease liability, any lease payments made at or before the commencement date, and initial direct costs. ROU assets are remeasured when a modification to the underlying lease results in a remeasurement of the corresponding lease liability.

At the commencement date of a lease, a lease liability is recognized at the present value of all future lease payments discounted using either the interest rate implicit in the lease or using the Corporation's incremental borrowing rate if the implicit rate is not readily available. Discounted future lease payments are comprised of fixed payments less any incentives received, variable payments based on an index or rate, amounts expected to be payable under residual value guarantees, the exercise price of a purchase option (where the option to exercise is reasonably certain), and penalties for terminating a lease (where the expectation of termination is reasonably certain).

The carrying value of the lease liability is increased by the interest on the lease liability and decreased by the lease payments made. The interest charge is allocated to each period during the lease term. Interest on the lease liability is calculated using the discount rate at the commencement date. Variable lease payments that do not depend on an index or rate are expensed in the period in which they occur.

Any modification to an existing lease agreement triggers reassessment of the lease contract. If the lease modification is not accounted for as a separate lease, the lease liability is remeasured at the effective date of the modification by discounting the revised lease payments using a revised discount rate. A remeasurement of the lease liability will result in a corresponding adjustment to the ROU asset.

Incremental borrowing rates

The Company's incremental borrowing rate is used to estimate the initial value of the lease liability and associated right of use asset. The Company's incremental borrowing rate is determined with reference to the borrowing rate for a similar asset within a country for a similar lease term. For determination of the applicable lease term, management takes into consideration any options for lease extensions, as well as contractually agreed break clauses within each lease.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

j.	Share capital

Share capital represents the amount received for shares that have been issued less transaction costs directly attributable to the issuance of common shares net of any related income tax benefits.

The Company uses valuation techniques that include inputs that are observable market data to estimate the fair value of common share purchase warrants and equity-settled share-based payments. The valuation techniques require the input of subjective assumptions including expected volatility, and expected life of the instrument. Warrants attached to units are valued based on the fair value and the difference between the proceeds raised and the value assigned to the warrants is the fair value of the shares. If and when the warrants are exercised, the applicable amounts of warrants are transferred to share capital. Any consideration paid on the exercise of the warrants is credited to share capital. For those warrants that expire unexercised on maturity, the recorded value is transferred to contributed surplus.

k.	Share based payments

The Company uses the Black-Scholes formula to estimate the fair value of equity instruments granted in connection with equity-settled share-based payments. Management considers factors that knowledgeable, willing market participants would consider when selecting the option pricing model to apply. When employees are rewarded using share-based payments, the fair value of employees' services is determined indirectly by reference to the fair value of the equity instruments granted. This fair value is measured at the grant date.

The share-based compensation cost is recorded as an expense in net loss and credited to contributed surplus.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of awards expected to vest. Estimates are subsequently revised if there is any indication that the number expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if awards ultimately exercised are different to that estimated on vesting. When share options are exercised, any consideration paid is credited to share capital in addition to the amount previously vested and recorded in contributed surplus.

An award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective grants.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

I.	Financial Instruments

The Company classifies the fair value of financial instruments according to the following hierarchy based on the number of observable inputs used to value the instruments:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset or liability is measured initially at fair value plus, for an item not measured at FVTPL, transaction costs that are directly attributable to its acquisition or issuance.

Financial assets

At initial recognition, a financial asset is classified and measured at: amortized cost, fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI") depending on the business model and contractual cash flows of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A substantial modification to the terms of an existing financial asset results in the derecognition of the financial asset and the recognition of a new financial asset at fair value. In the event that the modification to the terms of an existing financial asset do not result in a substantial difference in the contractual cash flows the gross carrying amount of the financial asset is recalculated and the difference resulting from the adjustment in the gross carrying amount is recognized in net loss. The Company's cash and accounts receivable are measured at amortized cost. The Company has no financial assets measured at FVTPL or FVTOCI

Financial Liability

Financial liabilities are initially measured at amortized cost or FVTPL. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid less any required discount to reduce the payables to fair value.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

Financial liabilities are derecognized when the liability is extinguished. A substantial modification of the terms of an existing financial liability is recorded as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the consideration paid is recognized in net loss. Where a financial liability is modified in a way that does not constitute an extinguishment, the modified cash flows are discounted at the liability's original effective interest rate. Transaction costs paid to third parties in a modification are amortized over the remaining term of the modified debt.

The Company's accounts payable and accrued liabilities and debt are measured at amortized cost. Share-based payments are measured at fair value.

m.	New standards, amendments and interpretations not yet adopted by the Company

The amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's consolidated financial statements are disclosed below. The Company intends to adopt these amended standards and interpretations, if applicable, when they become effective.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The amendments are not expected to have a material impact on the Company's consolidated financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the financial statements.

4.	ESTIMATES AND JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The Company's consolidated financial statements are prepared in accordance with IFRS recognition and measurement principles that often require Management to make judgments, estimates, and assumptions that affect the application of accounting policies, and the reported amounts presented and disclosed in the consolidated financial statements.

Management reviews these estimates and assumptions on an ongoing basis based on historical experience, changes in business conditions, and other relevant factors as it believes to be reasonable under the circumstances. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

Estimates

Share-based compensation

The estimation of share-based compensation requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has chosen the Black-Scholes valuation model. The Company has made estimates as to the volatility of its own share, the probable life of share options granted, the forfeiture rate of options granted, and the time of exercise of those share options.

Warrants

The Company uses the estimated fair-value methods using the Black-Scholes method with respect to the measurement of common shares and warrants issued as private placement units. The proceeds from the issuance of units are allocated between share capital and warrants. Unit proceeds are allocated to shares and warrants using the relevant valuation model such as Black-Scholes or the barrier option pricing models where appropriate.

Impairment of ﬁnancial assets

The loss allowances for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company's past history, existing market conditions as well as forward looking estimates at the end of each reporting period. Details of key assumptions are disclosed in Note 8.

Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Judgments

Further information on the Company's accounting policy for revenue recognition is provided in Note 3(b).

Going concern risk assessment

The assessment of the Company's ability to continue as a going concern and raising additional debt or equity financing or attaining commercial operations and generating sufficient revenues to achieve and sustain profitability for the ensuing year, and to fund planned research and development activities, involves significant judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstances.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

Trade receivables

Trade receivables (Note 5) are the result of billings of services performed. The Company’s credit risk arises from the possibility that a counterparty which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company.

Expected credit loss

The Company assesses impairment for accounts receivable quarterly in accordance with IFRS 9. The Expected Credit Loss ("ECL") model requires significant judgment, particularly in evaluating how changes in economic conditions influence ECLs. These are determined on a probability-weighted basis. In line with IFRS 9, the Company applies a simplified approach to calculate ECLs on trade receivables, utilizing a provision matrix that reflects historical credit loss experience and forward-looking estimates.

Under this approach, the Company applies a provision based on the aging of accounts receivable. The provision rates are reviewed regularly to ensure they appropriately reflect the current credit risk and economic environment.

Reserve for inventory obsolescence

The Company values inventory at the lower of cost or net realizable value. Based upon a consideration of quantities on hand, actual and projected sales volume, anticipated product selling prices and product lines planned to be discontinued, slow-moving and obsolete inventory is written down to its net realizable value. Furthermore, significant changes in demand for the Company's products would impact management's estimates in establishing its inventory provision. Management performs quarterly assessments to evaluate whether inventory requires a write-down to its net realizable value, and any necessary adjustments are recognized as an increase to cost of sales. The Company recognizes impairment losses on inventory when items are damaged, lost, or otherwise unsellable, and all write-downs are recognized in profit or loss in the period they are identified. As the Company's products are newly introduced and continue to sell in full, no inventory impairments have been recorded to date. Management regularly reviews inventory to ensure valuations remain appropriate based on current market conditions and sales performance.

Prepaids

The Company assesses the allocation of prepaid expenses to ensure proper recognition in the reporting period based on the terms and conditions of the underlying agreements. No significant judgments or estimates were made in determining the amounts presented.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

5.	TRADE RECEIVABLES

As at
July 31, 2024
Trade receivables	$1,361,118
Allowance for doubtful accounts	(57,685)
Trade receivables	$1,303,433

As at
July 31, 2024
Current	$1,214,761
31-60 Days	146,357
Total aged trade receivables	$1,361,118

6.	PREPAIDS

Prepaid expenses are payments made in advance for goods or services that will be received or consumed in future periods. The balance of prepaid expenses as at July 31, 2024, is composed of the following:

As at
July 31, 2024
Inventory	$2,276,627
Marketing and promotion	225,000
Other	410,250
Total prepaid	$2,911,877

Deposits on inventory represent advance payments made to suppliers for goods to be delivered in future periods. These amounts will be reclassified to inventory upon receipt of the goods. Marketing and promotion expenses include payments for advertising campaigns and promotional activities that are expected to occur in subsequent periods. These costs will be expensed as incurred in line with the service periods outlined in the respective agreements. Other include prepayments for insurance, transportation and other deposits.

7.	INVENTORY

Inventories consist of the following items:

As at
July 31, 2024
Finished Goods	$1,183,908
Raw Materials	193,082
Total Inventory	$1,376,990

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

As of July 31, 2024, there is no obsolete inventory and no provisions to inventory have been recorded. The total amount of inventory reflected in the cost of sales was $751,998.

8.	PROPERTY AND EQUIPMENT

	Office Equipment and	Computer	Leasehold
Costs	Furniture	Equipment	Improvements	Total
At January 10, 2024 (date of incorporation)
Additions	$112,672	$13,352	$41,623	$167,647
At July 31, 2024	$112,672	$13,352	$41,623	$167,647

Accumulated Depreciation
At January 10, 2024 (date of incorporation)
Additions	$3,158	$503	$4,651	$8,312
At July 31, 2024	$3,158	$503	$4,651	$8,312

Net Book Value
At January 10, 2024 (date of incorporation)	$-	$-	$-	$-
At July 31, 2024	$109,514	$12,849	$36,972	$159,335

9.	INTANGIBLE ASSETS

On January 25, 2024, the Company purchased 100% of the shares of Cizzle Brands Inc. for cash considerations $5,000,000. The acquisition has been accounted for as an asset acquisition for the intellectual property acquired and the fair value of such intellectual property was determined based on the total consideration paid in cash to Cizzle Brand Inc. The Company will amortize the intangible asset acquired over 10 years.

As at
Costs	July 31, 2024
At January 10, 2024 (date of incorporation)	Intellectual Property
Additions	$5,000,000
At July 31, 2024	$5,000,000

Accumulated Depreciation
At January 10, 2024 (date of incorporation)
Additions	$250,000
At July 31, 2024	$250,000

Net Book Value
At July 31, 2024	$4,750,000

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at
July 31, 2024
Accounts payable	$1,043,762
Accrued liabilities	365,857
Total accounts payable and accrued liabilities	$1,409,619

11.	RIGHT OF USE ASSETS AND LEASE LIABILITIES

Right of use assets and lease liabilities consisted of the following at July 31, 2024:

As at
Cost	July 31, 2024
At January 10, 2024 (date of incorporation)	$-
Additions	182,361
Total Right of Use Assets	$182,361

Accumulated Amortization
At January 10, 2024 (date of incorporation)	$-
Amortization Expense	28,167
Total Accumulated Amortization	$28,167

Net Book Value
July 31, 2024	$154,194

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

The Lease liabilities are:

As at
July 31, 2024
Lease Liabilities, as at January 10, 2024 (date of incorporation)	$-
Additions	182,361
Interest Expense	15,357
Lease Payments	(46,262)
Total Lease Liabilities	$151,456

On February 2, 2024, the Company entered into a lease agreement for the office space for a 3-year term with the options to extend, and calculated with an incremental borrowing rate of 20%.

As at
July 31, 2024
Income statement
Interest expense	$14,558
Depreciation expense	28,167

Balance sheet
Lease liability	151,456
Right of use asset	154,194

Contractual lease obligation
Within 1 year	75,180
2 to 3 years	111,300
186,480
Effect of discounting	(35,024)
151,456
Less: Current portion	63,158
Non-current portion	88,298

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

12.	RELATED PARTY TRANSACTIONS

Compensation for key management personnel, including the Company's CEO and directors, was as follows for the period from January 10, 2024 (date of incorporation) to July 31, 2024:

Salaries and other short-term benefits	$774,345
Total	$774,345

As at July 31, 2024, the Company has an outstanding balance of $23,725 due to related parties.

13.	SHARE CAPITAL

Authorized:

An unlimited number of common shares, no par value. There are no rights, preferences, or restrictions attached to that class.

	# of Shares	Dollar
Private placement of common shares and warrants	176,942,770	$15,130,598
Issuance costs	-	(642,956)
Balance as of July 31, 2024	176,942,770	$14,487,642

The balance of total private placement is allocated to common shares of $13,450,254, and to warrants of $1,680,344. The related issuance costs are $561,402 for common share and $81,554 for warrants.

Prior to July 31, 2024, the Company issued 73,473,270 units at a price of $0.20/unit. Each unit consisted of 1 common share and one-half warrant, with an exercise price of $0.40 and an expiry of 4 years from the date of issue. In connection with the private placement, the Company issued 966,000 units as commission for services rendered in relation to the funds raised. The commission units were issued on the same terms as those offered in the private placement.

In January 2024, the Company issued 101,300,000 founders' shares at a nominal value. These shares were issued to the initial founders of the Company to establish its share capital base.

In February 2024, 900,000 common shares were issued as considerations for consulting services. The company estimated the fair value of consulting services received to be $180,000, and the corresponding increase in equity, was measured by reference to the fair value of common shares issued. The fair value of common shares issued was recognized as equity.

In connection with the issuance of Units (Note 14), the Company, incurred costs of $642,956. These issuance costs were allocated $561,402 to common shares and $81,554 to the warrant reserve. The allocation was made in the same proportion as how the proceeds from the issuance of the Units were allocated between common shares and warrants.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

In connection with the issuance of Units (Note 14), the Company issued 303,500 broker warrants, which entitle the broker to purchase 303,500 units, which consist of one common shares at a price of $0.20 and a half warrant with an exercise price of $0.40. The allocation was made in the same proportion as how the proceeds from the issuance of the Units were allocated between common shares and warrants.

14.	WARRANT RESERVE

The warrants issued were valued using the Black-Scholes Model. The following table presents information regarding warrants issued by the Company:

		Weighted Avg Exercise
	# of warrants	Price	Expiry Date
Balance as of date of incorporation (January 10, 2024)
Issuance of warrants	37,371,385	$0.40	February 7, 2028 to July 31, 2028
Balance as of July 31, 2024	37,371,385	$0.40

Issue of warrants for services received in connection with the private placement of common shares and warrants

During the period of incorporation to July 31, 2024 the Company issued 37,371,385 warrants associated with the with issuance of the equity units. The warrants have an estimated fair value of $1,680,344 ($0.04 per warrant) in connection with the private placement of Units (Note 13). Each warrant entitles the holder thereof to acquire one half common share of the Company for a price of $0.20 for a period of two years from the date of issuance.

The below inputs and assumptions were used in the fair value determination of the warrants:

February 7, 2024 to July 31, 2024
Estimated fair value per common share	$0.20
Exercise price of warrants	$0.40
Expected life, in years	4
Volatility	98%
Risk free interest rate	3.95%

There are no forfeiture for warrants were recorded during the period from January 10, 2024 (the date of incorporation) to July 31, 2024.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

15.	SHARE BASED COMPENSATION

The stock option plan is applicable to employees and directors of the Company. The options are granted at the Company's current fair market value of the common shares under terms and conditions determined by the Board. Under the terms of the plan, the options generally vest proportionately over a thee-year period and expire ten years from the date of the grant. There were 19,120,000 options issued during the period during the period from January 10, 2024 (the date of incorporation) to July 31, 2024, to employees and contractors. The fair value for the compensation expense related to the options issued to employees and contractors for the period from January 10, 2024 (the date of incorporation) to July 31, 2024 is $793,058. The Company may issue up to 15% of common shares outstanding as options under its stock-option plan.

Balance as of date of incorporation (January 10, 2024)	# of Options	Weighted Avgerage Exercise Price per Share Option	Expiry Date	Weighted Avg Remaining Contractual life (year)
Granted (February 2024 to July 2024)	19,120,000	$0.20	February 2034 to July 2034	9.78
Balance as of July 31, 2024	19,120,000	$0.20

The Company uses the Black-Scholes method to calculate option values, the below assumptions were used for all options issues:

February 7, 2024 to July 31, 2024
Estimated fair value per common share	$0.20
Weighted avgerage exercise price per share option	$0.20
Expected life, in years	3
Volatility	98%
Risk free interest rate	3.95%

The maximum term of the options is 10 years. The share price is the fair value of the shares based on the private placement share price on the day of the grant. The volatility is based on comparable public companies within comparable industries. The weighted average remaining life of the share-based options is 9.78 years.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

16.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

The breakdown of Selling, General and Administrative Costs by nature are as follows:

For the period

January 10, 2024 (date of incorporation) to July 31, 2024

Selling, general and administrative expense	$2,035,102
Transportation	290,998
Professional fees	1,275,216
Total Selling, general and administrative expense	$3,601,316

The selling, general and administrative expenses include $878,393 towards payroll expenses.

17.	FINANCIAL INSTRUMENTS, RISKS AND CAPITAL MANAGEMENT

The Company has exposure to counterparty credit risk, liquidity risk, and market risk associated with its financial assets and liabilities. The Company’s risk management program seeks to minimize potential adverse effects on the Company’s financial performance and ultimately shareholder value. The Company manages its risks and risk exposures through a combination of insurance, a system of internal controls, and sound business practices.

The Company’s financial instruments and the nature of the risks to which they may be subject are set out in the following table.

Risks
Market
			Foreign	Interest
	Credit	Liquidity	Exchange	Rate
Cash	Yes	-	Yes	-
Trade receivables	Yes	-	Yes	-
Other receivables	Yes	-	Yes	-
Accounts payable and accrued liabilities	-	Yes	-	-

The carrying values of cash, trade receivables, accounts payable and accrued liabilities, approximate their fair values due to their relatively short periods to maturity.

Credit risk

Credit risk arises from cash held with banks and trade receivables and these financial assets are subject to the expected credit loss model. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash by depositing with only reputable financial institutions and minimizes the credit risk of trade receivables by monitoring the counterparty’s creditworthiness and setting exposure limits.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

To optimize cash flow and reduce the balance of prepaid expenses, the Company is actively negotiating improved credit terms with its suppliers. By securing longer payment periods and more favorable terms, the Company aims to reduce the need for large upfront payments, thereby enhancing liquidity and working capital management. These efforts are expected to strengthen the Company's financial position and support its long-term growth and sustainability.

Trade receivables with specific customers, each with 10% or more of total Company trade receivables are summarized as follows:

As at
July 31, 2024
Customer 1	$203,183
Customer 2	130,754
Total Major Trade Receivable	$333,937

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuously monitoring forecasts and actual cash flows and taking the necessary actions to maintain enough liquidity for operations and for growth objectives.

		Maturing in
	Carrying amount	less than 1 year
As at July 31, 2024:
Accounts payable and accrued liabilities	$1,409,619	$1,409,619
Total	$1,409,619	$1,409,619

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates will affect the fair value of a financial instrument or its future cash flows.

The Company operates internationally with a sales coming from United States and other countries. The Company is, therefore, subject to foreign currency risk. The Company reports its financial results in Canadian dollars. The Company incurs expenses in both Canadian and U.S. dollars. To date, the Company has not used foreign currency forward contracts or other hedging strategies to manage its foreign currency exposure.

As of July 31, 2024, the Canadian entities US-dollar net monetary assets totaled approximately US $364,428. A 10% strengthening in the Canadian dollar against the United States dollar as at July 31, 2024 would have increased comprehensive income (loss) and decreased shareholder’s equity by $10,032. A 10% weakening would have had the equal but opposite effect. This analysis assumes that all other variables remain constant.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company defines capital as equity and debt, comprised of issued common shares, warrants, contributed surplus, and accumulated deficit. The Company seeks to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital, and overall capital expenditures.

18.	SEGEMENTED INFORMATION

For management purposes, the Company is organized into operating segments based on its location, and distribution methods. Two operating, and three location segments have been identified. These segments: the B2B segment, which distributes product to different businesses which are subsequently sold on to end consumers; and the B2C segment in which the Company sells its products directly to the consumer. The Company sells its product in Canada, the United States and Internationally.

	Retail	Consumer	Total
Canada	$1,464,869	$75,384	$1,540,253
United States	370,855	33,696	404,551
Other	127,513	-	127,513
Total Segmented Revenues	$1,963,237	$109,080	$2,072,317

Operating segments are reported in a manner consistent with the internal reporting used for the consolidated financial statements.

Cizzle Brands Ltd.

Notes to the Consolidated Financial Statements

For the period from January 10, 2024 (the date of incorporation) to July 31, 2024

(expressed in Canadian Dollars)

19.	TAX

A detailed assessment was performed based on expected future performance and taxable income. The recovery of income taxes attributable to the loss before taxes differs from amounts computed in applying the combined federal and provincial tax rate of 26.5% as a result of the following:

For the period
January 10, 2024 (date of incorporations)
to July 31, 2024
Net loss before taxes	$(4,557,491)
Combined tax rates	26.5%
Income tax recovery	(1,207,735)
Adjustments
Non-deductible expenses and other	(60,088)
Stock compensation	210,160
Origination and reversal of temporary	1,057,663
Income tax expense (recovery)	$-

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following temporary differences:

For the period
January 10, 2024 (date of incorporations)
to July 31, 2024
Property plant and equipment	$8,312
Non-capital losses carried forward	3,508,864
Share issue costs	476,743
Lease liabilities	(2,738)
$3,991,181

The Company concluded that there is uncertainty regarding the future recoverability of the Company's deferred income tax assets in future periods. Therefore, deferred tax assets have not been recognized in the financial statements with respect to non-capital losses in the amount of $3,508,864.

20.	SUBSEQUENT EVENTS

On August 1, 2024, the Company announced its intention to pursue a reverse takeover (RTO) to list its shares on CBOE Canada. The transaction is targeted for completion in the second quarter of fiscal year 2025. The RTO is expected to provide the company with increased access to capital markets and improved liquidity for shareholders. These subsequent events are non-adjusting events for the purposes of these financial statements and provide important information about the company’s strategic developments subsequent to the reporting period.

On August 1, 2024, the company entered into a 5-year naming rights, sponsorship and exclusivity agreement with Canlan Ice Sports Corp. Under this agreement, an arena located in Toronto, Ontario Canada will be renamed The CWENCH Centre by Canlan Sports. This initiative is expected to enhance the company’s brand visibility and align with its broader marketing strategy. The Company agrees to pay a total consideration of $2,250,000 set out in the payment schedule over the term of the agreement.